CLEARY, GOTTLIEB, STEEN & HAMILTON

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999

2000 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, DC 20006-1801

41, AVENUE DE FRIEDLAND
75008 PARIS

RUE DE LA LOI 57
1040 BRUSSELS

CITY PLACE HOUSE
55 BASINGHALL STREET
LONDON EC2V 5EH

MAIN TOWER
NEUE MAINZER STRASSE 52
60311 FRANKFURT AM MAIN

[redacted]

03032477

SPAGNA 15
187 ROME

TELLI 26
21 MILAN

UARE 2/3
54 MOSCOW

BANK OF CHINA TOWER
ONE GARDEN ROAD
HONG KONG

SHIN KASUMIGASEKI BUILDING
3-2, KASUMIGASEKI 3-CHOME
CHIYODA-KU, TOKYO 100-0013

Writer's Direct Dial: (212) 225-2570

October 3, 2003

BY HAND

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk

SUPPL

OCT 3 2003

Re: Grupo Financiero BBVA Bancomer, S.A. de C.V. (File No. 82-3273); Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of our client, Grupo Financiero BBVA Bancomer, S.A. de C.V. ("GFBB"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Rule"), we are submitting herewith pursuant to sub-paragraph (b)(1)(iii) of the Rule GFBB's press release, dated September 30, 2003, discussing shareholders plan to sell part of their stake in GFBB.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

PROCESSED
OCT 09 2003
THOMSON FINANCIAL

Jaime A. El Koury

Enclosures.

cc: Daniel Rodriguez Duran (w/o enclosures)

Mexico City, September 30, 2003

SHAREHOLDERS PLAN ON SELLING PART OF THEIR STAKE IN GRUPO FINANCIERO BBVA BANCOMER

Grupo Financiero BBVA Bancomer, S.A. de C.V. ("GFBB") (BMV: "GFBB B"). GFBB has been informed by Banco Bilbao Vizcaya Argentaria, S.A. ("BBVA") that the shareholders with whom they signed the GFBB merger agreement in 2000, plan on selling to BBVA shares which represent approximately 3.75% of GFBB's capital stock at a price per share of $8.9983 pesos. The latter, by exercising put rights originally agreed upon with BBVA, who will acquire such shares, as disclosed in the past. The price per share is equal to the average closing price of the previous 60 trading days of GFBB shares.

These operations are subject to final negotiation of documents, which will formalize such transactions, and to pertaining authorizations.

Grupo Financiero BBVA Bancomer, S.A. de C.V. is the leading private financial institution in Mexico in terms of deposits and loans, catering to more than 9 million clients with 28,635 employees. GFBB's main subsidiary is BBVA Bancomer (Bancomer), a leading banking institution which operates under a universal banking model with a commercial branch network of 1,645 branches and 3,771 ATMs. GFBB is also involved in non-banking businesses such as pension funds, insurance, brokerage, annuities and mutual funds.

GFBB is a controlling affiliate of Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), one of the largest financial groups in the Euro Zone in terms of market capitalization. BBVA is a financial group with high solvency and profitability with presence in 37 countries, 86,791 employees, 35 million clients and 6,968 offices, with an outstanding commitment to Latin America where it is the leading financial franchise of the region. GFBB is a publicly traded company on the Mexican Stock Exchange under the ticker GFBB "B", in the OTC market and in Portal through ADRs, as well as on Latibex.

This document does not constitute an offer over any kind of securities. The securities referred herein, cannot be subject of public offer until, as the case may be, the National Banking and Securities Commission, authorizes its offer as provided in the Securities Market Law.

México, Distrito Federal a 30 de Septiembre de 2003

ACCIONISTAS PLANEAN VENDER UNA PORCIÓN DE SUS ACCIONES DE GRUPO FINANCIERO BBVA BANCOMER

Grupo Financiero BBVA Bancomer, S.A. de C.V. ("GFBB") (BMV: "GFBB B") ha sido informado por Banco Bilbao Vizcaya Argentaria, S.A. ("BBVA") que los accionistas con los que firmó el convenio de fusión de GFBB en el año 2000, tienen la intención de venderle a BBVA acciones que representan aproximadamente el 3.75% de dicho capital social a un precio por acción de $8.9983 pesos, en ejercicio de ciertos derechos de venta convenidos originalmente con BBVA, el cual adquirirá en su momento dichas acciones, como se ha divulgado en el pasado. El precio por acción corresponde a la media de cotización de las acciones de GFBB de las últimas 60 sesiones.

Las operaciones están sujetas a la negociación definitiva de los documentos que formalicen las transacciones correspondientes y a las autorizaciones que procedan.

Grupo Financiero BBVA Bancomer, S.A. de C.V. es la institución financiera privada líder en México en términos de depósitos y de crédito, sirviendo a más de 9 millones de clientes a través de 28,635 empleados. La principal subsidiaria de GFBB es BBVA Bancomer (Bancomer), institución bancaria líder que opera una banca de servicios universales mediante una red comercial de 1,645 sucursales y 3,771 cajeros automáticos. GFBB también participa en negocios no bancarios como Afore, Seguros, Casa de Bolsa, Pensiones y Fondos de Inversión.

GFBB es una empresa controladora filial de Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), uno de los grupos financieros más grandes de la Zona Euro en términos de capitalización de mercado. BBVA es un grupo financiero con una elevada solvencia y rentabilidad que tiene presencia en 37 países del mundo con 86,791 empleados, 35 millones de clientes y 6,968 oficinas, destacando su compromiso con la región latinoamericana donde forma la franquicia financiera líder de la región. GFBB es una empresa pública que cotiza en la Bolsa Mexicana de Valores bajo el símbolo GFBB "B", en el mercado OTC y en PORTAL con sus ADRs, así como en Latibex.

Este comunicado no constituye una oferta o policitación sobre cualquier tipo de acciones. Los valores de que se trata no pueden ser, en su caso, objeto de oferta pública hasta que, en su caso, la Comisión Nacional Bancaria y de Valores autorice su oferta en los términos de la Ley del Mercado de Valores.